UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 4)*

OCCIDENTAL PETROLEUM CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

674599105

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 674599105	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 327,574,652.81 shares of Common Stock (83,858,848.81 of which represent shares underlying the Berkshire Warrants (as hereinafter defined))
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 327,574,652.81 shares of Common Stock (83,858,848.81 of which represent shares underlying the Berkshire Warrants)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 327,574,652.81 shares of Common Stock (83,858,848.81 of which represent shares underlying the Berkshire Warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 34.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 674599105	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 327,574,652.81 shares of Common Stock (83,858,848.81 of which represent shares underlying the Berkshire Warrants)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 327,574,652.81 shares of Common Stock (83,858,848.81 of which represent shares underlying the Berkshire Warrants)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 327,574,652.81 shares of Common Stock (83,858,848.81 of which represent shares underlying the Berkshire Warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 34.0%
12	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 674599105	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 327,574,652.81shares of Common Stock (83,858,848.81 of which represent shares underlying the Berkshire Warrants)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 327,574,652.81 shares of Common Stock (83,858,848.814 of which represent shares underlying the Berkshire Warrants)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 327,574,652.81 shares of Common Stock (83,858,848.81 of which represent shares underlying the Berkshire Warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 34.0%
12	TYPE OF REPORTING PERSON IC, CO

SCHEDULE 13G	Page 5 of 9 Pages

The shares of Common Stock of Occidental Petroleum Corporation (“Occidental”) reported in this Schedule 13G include warrants for an aggregate of 83,858,848.81 shares of Common Stock exercisable by certain of the Reporting Persons within 60 days (the “Berkshire Warrants”). All shares of Common Stock underlying the Berkshire Warrants are treated as outstanding for purposes of computing the percentage ownership of each of the Reporting Persons reported in this Schedule 13G. The Berkshire Warrants were issued on August 8, 2019 initially for 80,000,000 million shares of Common Stock at an exercise price of $62.50 per share, but on June 26, 2020, Occidental’s Board of Directors declared a distribution to its common shareholders of warrants to purchase additional shares of Common Stock, which distribution resulted in an anti-dilution adjustment to the Berkshire Warrants that lowered the exercise price to $59.624 per share and increased the number of shares of Common Stock issuable on exercise of the Berkshire Warrants to 83,858,848.81. The Berkshire Warrants have not been exercised.

Item 1.

(a) Name of Issuer

Occidental Petroleum Corporation

(b) Address of Issuer’s Principal Executive Offices

5 Greenway Plaza, Houston, TX 77046

Item 2(a). Name of Person Filing:

Item 2(b). Address of Principal Business Office:

Item 2(c). Citizenship:

Warren E. Buffett 3555 Farnam Street Omaha, Nebraska 68131 United States citizen	Berkshire Hathaway Inc. 3555 Farnam Street Omaha, Nebraska 68131 Delaware

National Indemnity Company 1314 Douglas Street Omaha, Nebraska 68102 Nebraska

Page 6 of 9 Pages

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

674599105

Item 3. If this statement is filed pursuant to § 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.) and Berkshire Hathaway Inc. are each a Parent Holding Company or Control Person, in accordance with § 240.13d-1(b)(1)(ii)(G).

National Indemnity Company is an Insurance Company as defined in section 3(a)(19) of the Act. The Reporting Persons together are a group in accordance with § 240.13d-1(b)(i)(ii)(K).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned

See the Cover Pages for each of the Reporting Persons.

(b) Percent of class

See the Cover Pages for each of the Reporting Persons.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

(ii) shared power to vote or to direct the vote

(iii) sole power to dispose or to direct the disposition of

(iv) shared power to dispose or to direct the disposition of

See the Cover Pages for each of the Reporting Persons.

Page 7 of 9 Pages

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit A.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of January, 2024

/s/ Warren E. Buffett
Warren E. Buffett

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett
Warren E. Buffett
Chairman of the Board

Page 9 of 9 Pages

NATIONAL INDEMNITY COMPANY
By:	/s/ WARREN E. BUFFETT
Warren E. Buffett
Attorney-in-Fact